NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 24, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 10, 2006 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Sizeler Property Investors, Inc. and Revenue Properties Company Limited became effective on November 10, 2006. For each share of 9.75% Series B Cumulative Redeemable Preferred Stock, if approved, upon completion of the Sizeler Property Investors, Inc. Series B Preferred Stock exchange, shareholders will receive an amount referred to as the exchange consideration. Shareholders will receive cash equal to $25.00 plus any accrued and unpaid dividends plus an amount equal to the aggregate amount of dividends that would of accrued on each share of the 9.75% Series B Cumulative Redeemable Preferred Stock of Sizeler Property Investors between the effective time of the merger and May 10, 2007 if they had continued to hold such share. Because the 9.75% Series B Cumulative Redeemable Preferred Stock of Sizeler Property Investors, Inc. is redeemable on May 10, 2007, the exchange consideration will equal the value that would have been received through May 10, 2007 but will be paid at the effective time of the merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 10, 2006.